UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2008

Commission File Number 000-28879

CHINA HELI RESOURCE RENEWABLE INCORPORATED
(Translation of registrant’s name into English)

7/F, Nan Jue Tower, East Nan Hu Road, Shui Mo Gou District,
Urumqi, Xin Jiang Province,
P.R.CHINA
(Address of principal executive offices)

CHINA PHARMACEUTICALS INTERNATIONAL CORPORATION
(Former name or former address, if changed since last report)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

Effective September 19, 2008, the Company has changed its name to CHINA HELI RESOURCE RENEWABLE INCORPORATED.

On September 19, 2008, Mr. Fan Di resigned as Chairman&CEO of the Company, Mr. HU DongYang was appointed as Company Director and Chairman&CEO, and Mr. LI JuXing was appointed as Company Director and Vice President.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA HELI RESOURCE RENEWABLE INCORPORATED

Date: September 25, 2008	By:	/s/ Fan Di
Name: Fan Di
Title: Director